Exhibit (a)(1)(J)
                                -----------------

CONTACT:
Ellis E. Cousens
Executive Vice President, Chief Financial & Operations Officer
John Wiley & Sons, Inc.
(212) 850-6534


                             JOHN WILEY & SONS, INC.
                           TO COMPLETE ACQUISITION OF
                               HUNGRY MINDS, INC.

NEW YORK, NY ( September 21, 2001) - John Wiley & Sons, Inc. ("Wiley") (NYSE:JWa)(NYSE:JWb) announced today that it will complete its previously announced acquisition of Hungry Minds, Inc. ("Hungry Minds") (NASDAQ: HMIN) pursuant to its cash tender offer to purchase all outstanding shares of HMIN common stock. In connection with the announcement, Wiley's subsidiary, HMI Acquisition Corp. ("HMI Acquisition"), has accepted for payment all shares of HMIN common stock validly tendered as of the 5:00 p.m., New York City time, September 20, 2001, expiration of the tender offer, at a purchase price of $6.09 net per share. Specifically, based upon information provided by the depositary for the offer, HMI Acquisition has accepted for payment 14,524,314 shares of HMIN common stock (including 51,782 shares tendered pursuant to guaranteed delivery) validly tendered and not withdrawn prior to the expiration of the tender offer, representing in the aggregate approximately 98.1% of all of the outstanding shares of HMIN common stock. The shares accepted for payment include the 11,161,949 HMIN shares tendered by International Data Group, Inc. and IDG Enterprises, Inc. pursuant to the Voting and Tender Agreement, dated as of August 12, 2001.

Wiley will acquire control of Hungry Minds today by virtue of its purchase of tendered shares. Wiley intends to complete a "short form" second-step cash merger at $6.09 net per share as soon as practicable, pursuant to which HMI Acquisition will acquire the remaining outstanding shares, with each share of HMIN common stock to be converted into the right to receive $6.09 in cash, without interest, the same consideration paid for the shares in the tender offer, subject to dissenters' rights. Upon completion of the merger, HMI Acquisition will be merged with and into Hungry Minds and the survivor will become an indirect wholly owned subsidiary of Wiley.

About John Wiley & Sons, Inc.
Founded in 1807, Wiley provides must-have content and services to customers worldwide. Our core businesses include scientific, technical, and medical journals, encyclopedias, books, and online products and services; professional and consumer books and subscription services; educational materials for undergraduate and graduate students and lifelong learners. Wiley has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The company is listed on the New York Stock Exchange under the symbols JWa and JWb. Wiley's recently relaunched Internet site can be accessed at http://www.wiley.com.